UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ) *

IHS Holding Limited

(Name of Issuer)

Ordinary shares, par value $0.30 per share

(Title of Class of Securities)

G4701H109

(CUSIP Number)

December 31, 2021

(Date of the Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

CUSIP No. G4701H109	SCHEDULE 13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS GIC Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 18,055,054
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 18,055,054

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,055,054
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5% (1)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Based on 328,053,869 ordinary shares, par value $0.30 per share (“Ordinary Shares”), outstanding upon completion of the Issuer’s initial public offering, according to the prospectus under Rule 424(b)(4) filed by the Issuer with the Securities and Exchange Commission on October 15, 2021.

CUSIP No. G4701H109	SCHEDULE 13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS GIC Special Investments Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 18,055,054
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 18,055,054

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,055,054
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5% (1)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Based on 328,053,869 Ordinary Shares outstanding upon completion of the Issuer’s initial public offering, according to the prospectus under Rule 424(b)(4) filed by the Issuer with the Securities and Exchange Commission on October 15, 2021.

CUSIP No. G4701H109	SCHEDULE 13G	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS Warrington Investment Pte Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 18,055,054
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 18,055,054

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,055,054
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5% (1)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Based on 328,053,869 Ordinary Shares outstanding upon completion of the Issuer’s initial public offering, according to the prospectus under Rule 424(b)(4) filed by the Issuer with the Securities and Exchange Commission on October 15, 2021.

CUSIP No. G4701H109	SCHEDULE 13G	Page 5 of 8 Pages

Item 1(a) Name of Issuer

IHS Holding Limited

Item 1(b) Address of Issuer’s Principal Executive Offices

1 Cathedral Piazza

123 Victoria Street

London SW1E 5BP

United Kingdom

Item 2(a) Name of Persons Filing

GIC Private Limited (“GIC PL”)

GIC Special Investments Private Limited (“GIC SI”)

Warrington Investment Pte Ltd. (“Warrington”)

Item 2(b) Address of Principal Business Office or, if none, Residence

GIC PL, GIC SI and Warrington:

168 Robinson Road

#37-01 Capital Tower
Singapore 068912

Item 2(c) Citizenship

GIC PL, GIC SI and Warrington:

Republic of Singapore

Item 2(d) Title of Class of Securities

Ordinary shares, par value $0.30 per share (“Ordinary Shares”)

Item 2(e) CUSIP Number

G4701H109

Item 3 If this statement in filed pursuant to §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a).	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b).	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c).	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d).	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e).	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f).	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g).	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i).	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j).	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k).	☐	A group, in accordance with Rule 13d-1(b)(1)(ii) (A) through (K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. G4701H109	SCHEDULE 13G	Page 6 of 8 Pages

Item 4 Ownership

Provide the following information regarding the aggregate number and percent of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See response to row 9 on the cover page.

(b)	Percent of class: See response to row 11 on the cover page.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote. See response to row 5 on the cover page.

(ii)	Shared power to vote or to direct the vote. See response to row 6 on the cover page.

(iii)	Sole power to dispose or to direct the disposition of. See response to row 7 on the cover page.

(iv)	Shared power to dispose or to direct the disposition of. See response to row 8 on the cover page.

Warrington shares with GIC SI and GIC PL the power to vote and the power to dispose of 18,055,054 Ordinary Shares held directly by Warrington. GIC SI is wholly owned by GIC PL and is the private equity investment arm of GIC PL.

GIC PL is wholly-owned by the Government of Singapore (“GoS”) and was set up with the sole purpose of managing Singapore’s foreign reserves. The GoS disclaims beneficial ownership of such shares.

Item 5 Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6 Ownership of More than Five Percent on Behalf of Another Person

See Item 4 above. To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, the persons named in Item 4 above and the partners, members, affiliates and shareholders of the Reporting Persons and of the other persons named in Item 4 above has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8 Identification and Classification of Members of the Group

Not applicable.

Item 9 Notice of Dissolution of Group

Not applicable.

Item 10 Certifications

Not applicable.

CUSIP No. G4701H109	SCHEDULE 13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

GIC PRIVATE LIMITED

By:	/s/ Celine Loh Sze Ling
Name:	Celine Loh Sze Ling
Title:	Senior Vice President
Date:

By:	/s/ Diane Liang Weishan
Name:	Diane Liang Weishan
Title:	Senior Vice President
Date:

GIC SPECIAL INVESTMENTS PRIVATE LIMITED

By:	/s/ Chan Hoe Yin
Name:	Chan Hoe Yin
Title:	Director
Date:

WARRINGTON INVESTMENT PTE LTD.

By:	/s/ Nicole Goh
Name:	Nicole Goh
Title:	Authorized Signatory
Date:

CUSIP No. G4701H109	SCHEDULE 13G	Page 8 of 8 Pages

LIST OF EXHIBITS

Exhibit	Description
99.1	Joint Filing Agreement